

OFFERING MEMORANDUM

facilitated by



Greywood Group, LLP

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Greywood Group, LLP
State of Organization	MD
Date of Formation	06/11/2019
Entity Type	Limited Partnership
Street Address	700 Parev Way, Upper Marlboro MD, 20774
Website Address	https://www.greywoodgroupllp.com/our-story

(B) Directors and Officers of the Company

Key Person		Ashley Watson
Position with the Company		
	Title	Chief Executive Officer
	First Year	2019
Other business experience (last three years)		**Chief Executive Officer**, Greywood Group, LLP (June 2019-Present) Principle Business: Real Estate Development • Monitor company operations and business practices to maintain

compliance and legal requirements.

- Identify potential risks and opportunities within the organization and its environment to protect Greywood Group's business interests.

- Identify potential sources of investment and organize fundraising efforts.

- Represent the company at social and corporate events in ways that strengthen the brand and communicate the Greywood Group's message.

Director, Diversity and Inclusion
Danfoss Power Solutions (May 2021 – Present)

Principle Business: Power Solutions Company

- Develop and lead a multi-year strategy and implementation action plan for enhancing staff diversity and inclusion in all offices throughout Danfoss's global network.

- Partner closely with the Talent Acquisition team on inclusion strategy in attracting, sourcing, interviewing, and hiring diverse talent.

- Partner with the Staff Learning and Development team to develop and implement an inclusive learning and awareness strategy for all levels of employees.

Chief Diversity Officer, Federal Bureau of Investigation (October 2018 – May 2021)

Principle Business: Federal Law Enforcement Agency

- Responsible for managing all functions related to driving the delivery and execution of Diversity, Inclusion, and Innovation programming in alignment with the various federal agencies and functional diversity strategies and goals through program design, branding and communication strategies, diversity events, and projects derived from business need/executive sponsorship.

Key Person	Kenneth Watson, JR
Position with the Company	
Title	Chief Operating Officer
First Year	2019
Other business experience (last three years)	**Chief Operating Officer** (*Greywood Group, LLP, 2019 - Present*) — To be the change we wanted to see in SW Baltimore, we have created a community outreach initiative at Greywood Group. The restoration of our properties allows us to build for entrepreneurs allowing them to operate and scale. In addition to creating an incubator space to educate adolescents and adults.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Ashley Watson	51%
Kenneth Watson, JR	49%

(D) The Company's Business and Business Plan

Team Experience

Ashley and Kenneth found it difficult to locate affordable commercial kitchens to conduct their business. With the increase of culinary entrepreneurs and self-made caterers in the DC metro area, they too were having difficulty locating a permanent home to scale their business.

- This problem turned into an opportunity of building a shared kitchen in SW Baltimore. Thus, the genesis of Greywood Group.
- To be the change we wanted to see in SW Baltimore, we have created a community outreach initiative at Greywood Group.
- The restoration of our properties will provide entrepreneurs with a dynamic space in which to operate and scale, and adolescents and adults a modern incubator kitchen in which to learn.
- To ensure our success in this initiative, we have partnered with Esquire Meals, LLC, a gourmet meal preparation company from Baltimore.
- Esquire Meals, LLC operates the Healthy Eats Culinary Program, a nutritional healthy eating program for adolescents and adults to learn nutrition, healthy eating habits, kitchen safety, and cooking techniques.
- A committed tenant will be Dulce Sweet Bar and Bakery, where "sweet treats are made with sweet love." Dulce is a locally-owned bakery specializing in vegan and traditional desserts and will use the space for retail purposes and supplier fulfillment.

The Team

Ashley Watson, Chief Executive Officer

Ashley Watson, a graduate of Winston Salem State University studied in International Business. In 2005, she was offered an internship with a prominent law enforcement agency located in Washington, DC. Her 15-year career led to a leadership position as Chief Diversity Officer and currently the Director of Diversity Equity and Inclusion of Danfoss Power Solutions. Ashley cultivates equitable opportunities for underrepresented groups by identifying systemic barriers within the hiring and professional development process.

Amid managing a full-time career, Ashley opened Dulce Sweet Bar and Bakery in 2016. Dulce, an e-commerce business of baked goods and decorative cakes. Amid managing a full-time career, in 2016 Ashley opened Dulce Sweet Bar and Bakery, an e-commerce business specializing in baked goods and decorative cakes. As the owner of Dulce Sweet Bar & Bakery, she has increased profits by 5% over the last 4 years.

Kenneth Watson, Jr , Chief Operating Officer

As a graduate of the Columbus School of Law at Catholic University of America, Kenneth Watson, Jr.'s career took a slight turn into the field of food services nine (9) years ago.

As the owner of Esquire Meals, a gourmet, health-conscious food services company based out of Baltimore, Maryland, Kenneth believes food can be a catalyst to health, recovery, and success. Serving over 200 meals daily, he provides nutritious and affordable solutions for varying populations, such as cancer treatment centers, homeless shelters, fitness centers, corporations, and not-for-profit agencies.

Location

We will be creating a shared kitchen to include an event space that will house two successful food businesses.

- This space will be the future home to culinary chefs and innovators ready to share their delicious plates with Southwest (SW) Baltimore patrons and visitors.

- The SW area and the market are ripe for an innovative solution for food entrepreneurs and event enthusiasts.
- This is the perfect opportunity to be part of this trailblazing effort in the redevelopment of SW Baltimore.
- We are in close proximity to several large employers and attractions including the University of MD BioPark, M&T Bank Stadium, Horseshoe Casino, and the University of Maryland Hospital.
- The SW area has 10,000+ workers in the area.
- We are committed to creating quality jobs for community residents, with the completion of Project 1411.
- Residents and Baltimore tourists are looking for variety of local options to eat, drink, and entertain.
- We are intricately connected to Baltimore's business district, the Harbor, the stadiums, and major institutions.
- We are residents and active participants engaging in the SW community development.
- Our drive comes from becoming the change we want to see in the SW community.

Our Mission

To transform neglected, historic Baltimore properties into stunning community assets that bring value to individual investors and the larger community.

- As a woman and minority-owned firm, Greywood Group, LLP understands the impact an individual can make if they just get the opportunity.
- Our vision is to acquire and develop distressed properties based on realistic values. We strive to make a positive impact on our community while adding value for our investment partners.
- With deep roots in the community and our finger on the pulse of Baltimore City, our team of visionaries sees the big picture.
- This mindset allows us to strategically and methodically analyze each investment opportunity to deliver and exceed expectations for our tenants, investors, and business partners.
- Our motto is to Build Today for a Better Tomorrow.

The Space

Project 1411 (1411 West Baltimore St.), will be converted into a shared kitchen, with event space and demonstration kitchen. Project 1411 is a 4,532 sq. ft. multi-use location.

- Project 1411 will be fully rehabbed. Two companies have committed to occupancy.
- Project 1411 allows food entrepreneurs with a small customer base to expand their foodservice operations without adding the stress of maintaining a kitchen.
- Community support will assist with filling the gap to complete construction.
- Shared Kitchen space equipped with food preparation areas and commercial-grade equipment.
- Open floor event space area with a capacity of 200 people.
- Communal area for demonstration classes and small kitchen area equipped with technology capability to tape or record food or cooking demonstrations.
- Project 1411 plans to open Winter 2021.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	September 17, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Interior Bathroom	$0	$2,450
Stabilization	$0	$81,200
Interior Basement & Kitchen	$0	$80,700
Facade	$0	$36,450
Build Out - Framing	$9,400	$20,000
Roof	$0	$14,200
Mainvest Compensation	$600	$15,000
TOTAL	$10,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.4 - 35.0%[2]
Payment Deadline	2029-10-01
Maximum Payment Multiple	1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.02%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.4% and a maximum rate of 35.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	1.4%
$70,000	9.8%
$130,000	18.2%
$190,000	26.6%
$250,000	35.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Partnership Security Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Ashley Watson	51%
Kenneth Watson, JR	49%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Project 1411's fundraising. However, Project 1411 may require additional funds from alternate sources at a later date.

No operating history

Project 1411 was established in recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$115,650	$160,995	$177,030	$184,590	$194,650
Cost of Goods Sold					
Gross Profit	$115,650	$160,995	$177,030	$184,590	$194,650
EXPENSES					
Construction Rehab	$320,846	$0	$0	$0	$0
Architecture & Design	$20,000	$0	$0	$0	$0
Kitchen Equipment	$43,080	$0	$0	$0	$0
Management Fee	$2,000	$2,050	$2,101	$2,153	$2,206
Mechanical Engineer	$5,000	$0	$0	$0	$0
Testing & Inspections	$3,500	$0	$0	$0	$0
Structural Engineer	$5,000	$0	$0	$0	$0
Building Permits	$6,000	$6,150	$6,303	$6,460	$6,621
Water	$600	$615	$630	$645	$661
Marketing	$15,000	$15,375	$15,759	$16,152	$16,555
Construction Admin	$5,000	$5,125	$5,253	$5,384	$5,518
State Tax	$800	$820	$840	$861	$882
Insurance	$3,000	$3,075	$3,151	$3,229	$3,309
Administrative	$2,300	$2,357	$2,415	$2,475	$2,536
Operating Profit	$-316,476	$125,428	$140,578	$147,231	$156,362

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V